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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                            RALLY'S HAMBURGERS, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                          Title of Class of Securities

                                   751203-10-0
                                   -----------
                                 (CUSIP Number)


                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                              CKE Restaurants, Inc.
                           1200 North Harbor Boulevard
                            Anaheim, California 92801
                               Tel. (714) 774-5796

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 21, 1997
                               ------------------
             (Date of Event Which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box [ ].

       Check the following box if a fee is being paid with the statement [ ].



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                                 SCHEDULE 13D/A

CUSIP NO.: 374503 1 10 0

(1)      NAME OF REPORTING PERSON:
         CKE Restaurants, Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         IRS No. 33-0602639

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [x]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   4,528,015   (1) (2)

(8)      SHARED VOTING POWER:               0

(9)      SOLE DISPOSITIVE POWER:            4,528,015  (1) (2)

(10)     SHARED DISPOSITIVE POWER:                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  4,528,015 (1) (2)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:           [X]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22%  (3)

(14)     TYPE OF REPORTING PERSON:                   CO

-------------------------

(1) Mr. William P. Foley, II, is Chairman of the Board and Chief Executive Officer of CKE Restaurants, Inc. ("CKE"). A limited partner whose general partner is controlled by Mr. Foley owns 15.8% of the outstanding Common Stock of CKE, and Fidelity owns 2.2% of the outstanding Common Stock of CKE. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of CKE. Mr. Foley disclaims beneficial ownership of any of the shares of Common Stock held by CKE.

(2) Includes shares of Common Stock issuable upon exercise of 775,488 warrants. Does not include warrants to purchase 750,000 shares of Common Stock at an exercise price of $4.375 which vest on December 20, 1997. See Item 5 of this Amendment to Schedule 13D.

(3)      Based upon 20,567,547 shares of Common Stock outstanding as of August
         1, 1997


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ITEM 1.  SECURITY AND ISSUER.

         This Amendment Number 5 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 21, 1997, as heretofore amended (the "Schedule 13D/A") with respect to the Common Stock, par value $0.10 per share (the "Common Stock") of Rally's Hamburgers, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to add a paragraph as follows:

         On September 21, 1997, CKE Restaurants, Inc. ("CKE"), Fidelity National Financial, Inc. ("Fidelity"), GIANT and Rally's entered into a nonbinding letter of intent (the "Letter of Intent"), a copy of which is attached hereto as
Exhibit 99.02 and incorporated herein by reference. Pursuant to the Letter of Intent, Rally's would acquire all of the shares of the common stock of Checker's Drive-In Restaurants, Inc., a Delaware corporation ("Checkers") held by CKE, Fidelity and GIANT (as well as certain of GIANT's affiliates and related parties) in exchange for shares of Rally's common stock and a new series of Rally's preferred stock. On September 22, 1997 Rally's issued a press release regarding the Letter of Intent and the transactions contemplated thereby, a copy of which is attached hereto as Exhibit 99.03 and incorporated herein by reference. After consummation of the acquisition, it is anticipated that certain administrative and operational functions may be combined.

         Except as set forth herein, CKE has no current plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         See Item 4 to this Amendment, which is incorporated herein by this reference.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         October 1, 1997                             CKE RESTAURANTS, INC.



                                 By:            /s/ CARL A. STRUNK
                                    --------------------------------------------
                                                   Carl A. Strunk
                                           Executive Vice President and
                                              Chief Financial Officer


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EXHIBIT INDEX


99.02 Letter of Intent, dated September 21, 1997, from Rally's Hamburgers, Inc., to CKE Restaurants, Inc., Fidelity National Financial, Inc., and GIANT GROUP, LTD.

99.03    Press release, dated September 22, 1997, issued by Rally's Hamburgers,
         Inc.